4/4 KS

SECURI 06007508 ION

AB 4/1/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2006

SEC FILE NUMBER
8-51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Madison Street, Suite 400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger 312.432.5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk and Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 North CityFront Plaza Drive, Suite 2600, Chicago, IL 60611-5555
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2005 AND 2004

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary (the "Company"), as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in members' capital and liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the procedures applied in the audits of the basic consolidated financial statements and, in our opinion, based upon our audits and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 17, 2006

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Investments, LLC and Subsidiary, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature Colleen S. Risinger

Title

Subscribed and sworn
to before me this
28 day of February 2006

Notary Public Juli A Pritchard

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
JULI A. PRITCHARD
COMMISSION EXPIRES 09/06/06

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2005	2004
ASSETS		
Current assets:		
Cash	$ 913,313	$ 107,413
Accounts receivable		8,365
Securities owned, at market value	696,133	1,121,519
Due from employees	72,017	24,513
Prepaid expenses	37,627	19,354
Receivable from broker-dealers and clearing organizations, net allowance for doubtful accounts of $50,000 in 2005	984,215	1,295,172
Deposits with clearing organizations and others	96,078	166,045
Total current assets	2,799,383	2,742,381
Property and equipment:		
Furniture and equipment	881,690	872,368
Less accumulated depreciation	(742,782)	(537,172)
Property and equipment, net	138,908	335,196
Other assets:		
Note receivable	50,000	133,000
Security deposits	2,005	2,005
Goodwill	10,000	10,000
Covenant not to compete	15,000	15,000
Total other assets	77,005	160,005
Total assets	$ 3,015,296	$ 3,237,582

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2005	2004
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 925,351	$ 888,242
Due to clearing organizations	469,644	304,551
Total current liabilities	1,394,995	1,192,793
Other liabilities:		
Due under purchase agreement	395,713	395,713
Loan payable, member, subordinated to claims of general creditors	750,000	750,000
Total other liabilities	1,145,713	1,145,713
Members' capital	474,588	899,076
Total liabilities and members' capital	$ 3,015,296	$ 3,237,582

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,	2005	2004
Revenue:		
Commissions and incentive fees	$ 5,617,659	$ 4,032,192
Technical services income	50,270	16,588
Consulting fees	24,000	23,525
Realized loss on sale of securities	(120,352)	(38,890)
Unrealized gain (loss) on investments	(17,024)	27
Equity in loss in investment in limited liability company	(23,000)	(17,000)
Interest	23,998	2,817
Miscellaneous income	7,500	2,056
Total revenue	5,563,051	4,021,315
Operating expenses:		
Employee compensation and related benefits	3,737,152	2,341,883
Communications	86,364	130,540
Rent and occupancy	55,761	60,674
Order execution expenses	1,111,385	673,841
Professional fees	90,009	84,897
Other operating expenses	806,077	802,781
Total operating expenses	5,886,748	4,094,616
Loss from operations, before interest expense	(323,697)	(73,301)
Interest expense	90,791	
Net loss	$ (414,488)	$ (73,301)

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Members' capital	Liabilities subordinated to claims of general creditors
Balance, December 31, 2003	$ 972,377	$ 750,000
Net loss	(73,301)	
Balance, December 31, 2004	**899,076**	**750,000**
Member distributions	**(10,000)**	
Net loss	**(414,488)**	
Balance, December 31, 2005	**$ 474,588**	**$ 750,000**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,	2005	2004
Operating activities:		
Net loss	$ **(414,488)**	$ (73,301)
Adjustments to reconcile above to cash provided by operating activities:		
Equity in loss in investment in limited liability company	**23,000**	17,000
Realized loss on sale of securites	**120,352**	38,890
Unrealized (gain) loss on investments	**17,024**	(27)
Depreciation	**205,610**	223,348
(Increase) decrease in operating assets:		
Accounts receivable	**8,365**	11,310
Employee receivable	**(47,504)**	18,914
Prepaid expenses	**(18,273)**	(16,288)
Receivable from broker-dealers and clearing organizations	**310,957**	(732,575)
Deposits with clearing organizations and others	**69,967**	773,702
Security deposits		(2,005)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**37,109**	402,601
Due to clearing organizations	**165,093**	304,551
Cash provided by operating activities	**477,212**	966,120
Investing activities:		
Proceeds from (purchase of) securities - net	**288,010**	(1,160,382)
Purchase of furniture and equipment	**(9,322)**	(38,196)
Cash provided by (used in) investing activities	**278,688**	(1,198,578)

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,	2005	2004
Financing activities:		
Payments on seller financing		$ (4,000)
Collections on note receivable	$ 60,000	
Members' withdrawals	(10,000)	
Cash provided by (used in) financing activities	50,000	(4,000)
Increase (decrease) in cash	805,900	(236,458)
Cash:		
Beginning of year	107,413	343,871
End of year	$ 913,313	$ 107,413
Non-cash financing activity:		
Sale of interest in LLC though issuance of note receivable		$ 133,000
Supplemental disclosure:		
Interest expense paid	$ 90,791	

See notes to consolidated financial statements.

1. Nature of business and significant accounting policies

Operations:

The consolidated financial statements of TJM Investments, LLC (the "Company") include the accounts of the Company and its 75 percent owned subsidiary, TJM Trading Systems, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an Illinois Limited Liability Company formed in January 1999 for the purposes of conducting business as a broker-dealer in securities. On July 1, 2005, as part of a reorganization, the members of TJM Institutional Services, LLC assigned their membership interests in the Company to TJM Holdings, LLC which became the 99% owner of the Company. Prior to July 1, 2005 the Company was 99 percent owned by TJM Institutional Services, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

TJM Trading Systems, LLC was organized on November 19, 2002, as a limited liability company under the laws of the State of Illinois. TJM Trading Systems, LLC provides front end computer software services for use in the securities and futures industries. The Company is scheduled to terminate operations on November 14, 2052.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and significant accounting policies (continued)

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management had used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance are as follows:

Year ended December 31, 2005	
Balance, beginning of period	
Provision for doubtful accounts	$ 50,000
Uncollectible accounts written off	
Balance, end of period	$ 50,000

Property and equipment and related depreciation:

Furniture and equipment are recorded at cost. Depreciation is provided by accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Investment in limited liability companies

In November 2004, the Company sold its 50% ownership interest in K.T. Prestige, LLC. K.T. Prestige, LLC owns 100% of the Prestige Financial Center, Inc., a broker-dealer registered with the Securities and Exchange Commission.

As consideration for the sale, the company accepted a note receivable from the buyer in the amount of $133,000 due October 20, 2006 with interest paid quarterly at the 5 Year Treasury Rate. Subsequent to the signing of the note, the Company entered into a settlement agreement effective April 22, 2005. The settlement agreement provides for the Company to be paid $110,000 in two installments. The Company is due a final payment of $50,000 on May 30, 2006.

3. Due under purchase agreement

TJM Trading Systems, LLC purchased certain computer software and equipment during the year ended December 31, 2002 from an unrelated party which financed a portion of the purchase price. In addition, the Company owes the seller approximately $400,000 at December 31, 2005 and 2004 which is to be paid in quarterly installments equal to 25% of the Company's annual net profits as defined. No interest shall accrue on the unpaid balance.

4. Related party transactions

The Company shares office space with an affiliate. Rent expense paid to the affiliate was $30,000 for each of the years ended December 31, 2005 and 2004.

Certain expenses of the Company are paid by an affiliate and reimbursed. The amount due to the affiliate was $379,000 and $376,500 at December 31, 2005 and 2004, respectively.

5. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $319,202 which was $314,202 in excess of its required net capital of $5,000. At December 31, 2005, the Company's net capital ratio was 3.95 to 1. At December 31, 2004, the Company had net capital of $227,962, which was $222,962 in excess of its required net capital of $5,000. At December 31, 2004, the Company's net capital ratio was 4.67 to 1.

7. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

8. Lease commitments

The Company leases its Garden City, New York office under the terms of a month-to-month lease. The lease provides for monthly rent of $1,662 plus pro rata share of real estate taxes and operating expenses. Rent expense under this lease was approximately $28,000 in 2005 and $27,000 in 2004.

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION

December 31,	2005	2004
ASSETS		
Current assets:		
Cash	$ 905,517	$ 105,035
Securities owned, at market value	696,133	1,121,519
Due from employees	72,017	24,513
Due from affiliates	56,589	68,685
Prepaid expenses	37,627	19,354
Receivable from broker-dealers and clearing organizations	984,215	1,295,172
Deposits with clearing organizations and others	96,078	166,045
Total current assets	2,848,176	2,800,323
Property and equipment:		
Furniture and equipment	258,790	249,468
Less accumulated depreciation	(203,014)	(165,798)
Property and equipment, net	55,776	83,670
Other assets:		
Note receivable	50,000	133,000
Security deposits	2,005	2,005
Total other assets	52,005	135,005
Total assets	$ 2,955,957	$ 3,018,998

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2005	2004
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 553,365	$ 518,709
Due to clearing organizations	469,644	304,551
Total current liabilities	1,023,009	823,260
Other liabilities:		
Equity deficit in subsidiary	708,360	546,662
Loan payable, member, subordinated to claims of general creditors	750,000	750,000
Total other liabilities	1,458,360	1,296,662
Members' capital	474,588	899,076
Total liabilities and members' capital	$ 2,955,957	$ 3,018,998

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF OPERATIONS

Years ended December 31,	2005	2004
Revenue:		
Commissions and incentive fees	$ 5,605,659	$ 4,032,192
Technical services income	50,270	
Realized loss on sale of securities	(120,352)	(38,890)
Unrealized gain (loss) on investments	(17,024)	27
Equity in loss in investment in limited liability company	(23,000)	(17,000)
Equity in loss in subsidiary	(161,698)	(478,366)
Interest	23,998	2,817
Miscellaneous income	7,500	1,745
Total revenue	5,365,353	3,502,525
Operating expenses:		
Employee compensation and related benefits	3,737,152	2,140,398
Communications	74,364	92,693
Rent and occupancy	55,761	60,674
Order execution expenses	1,111,385	626,468
Professional fees	87,943	82,461
Other operating expenses	622,445	573,132
Total operating expenses	5,689,050	3,575,826
Loss from operations, before interest expense	(323,697)	(73,301)
Interest expense	90,791	
Net loss	$ (414,488)	$ (73,301)

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2005		
Total members' capital		$ 474,588
Loan payable, member, subordinated to claims of general creditors		750,000
Total capital and allowable subordinated liabilities		1,224,588
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organization	$ 593,763	
Due from affiliates	56,589	
Due from employees	72,017	
Prepaid expenses	37,627	
Furniture and equipment, net	55,776	
Note receivable	50,000	
Security deposits	2,005	867,777
Net capital before haircuts on securities positions		356,811
Haircuts on securities:		
Exempted securities	5,919	
Other securities	25,579	
Undue concentration	6,111	37,609
Adjusted net capital		319,202
Minimum net capital requirement		5,000
Excess net capital		$ 314,202
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 553,365
Deficit in subsidiary		708,360
Aggregate indebtedness		$ 1,261,725
Ratio of aggregate indebtedness to net capital		3.95 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 701,886
Increase in other charges against capital		(382,684)
Net capital per above		$ 319,202

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2005

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

To the Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and Subsidiary (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control system would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 17, 2006